UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

INPHI CORPORATION

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

0.75% CONVERTIBLE SENIOR NOTES DUE 2021

0.75% CONVERTIBLE SENIOR NOTES DUE 2025

(Title of Class of Securities)

45772F AC1

45772F AF4

(CUSIP Number of Class of Securities)

Mitchell L. Gaynor

Marvell Technology, Inc.

1000 N. West Street, Suite 1200

Wilmington, Delaware 19801

(302) 295-4840

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Stuart Morrissy

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$156,696,000	$17,095.53

(1)

Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation assumes that (i) all $148,000 aggregate principal amount of the issuer’s 0.75% Convertible Senior Notes due 2021 outstanding on May 3, 2021, and with respect to which holders have not delivered an irrevocable notice of conversion, are purchased at the tender offer price of $1,000 per $1,000 principal amount of such Notes and (ii) all $156,548,000 aggregate principal amount of the issuer’s 0.75% Convertible Senior Notes due 2025 outstanding May 3, 2021, and with respect to which holders have not delivered an irrevocable notice of conversion, are purchased at the tender offer price of $1,000 per $1,000 principal amount of such Notes.

(2)

The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory for Fiscal Year 2021, which equals $109.10 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17,095,53	Filing Party:	Inphi Corporation
Form or Registration No.:	Schedule TO	Date Filed:	May 4, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) originally filed by Inphi Corporation, a Delaware corporation (“Inphi” or the “Company”), on May 4, 2021. Pursuant and subject to the terms of the Indenture, dated as of September 12, 2016 (the “Original 2021 Indenture”), between Inphi, as issuer, and Wells Fargo Bank, National Association, as trustee (the “2021 Notes Trustee”), as amended by the First Supplemental Indenture, dated as of April 20, 2021 (the “2021 Supplemental Indenture” and, together with the Original 2021 Indenture, the “2021 Indenture”), among the Company, Marvell Technology. Inc. (“MTI”), as guarantor, and the 2021 Notes Trustee, relating to Inphi’s 0.75% Convertible Senior Notes due 2021 (the “2021 Notes”), and the Indenture, dated as of April 24, 2020 (the “Original 2025 Indenture”), between Inphi, as issuer, and U.S. Bank National Association, as trustee (the “2025 Notes Trustee”), as amended by the First Supplemental Indenture, dated as of April 20, 2021 (the “2025 Supplemental Indenture” and, together with the 2025 Original Indenture, the “2025 Indenture” and, together with the 2021 Indenture, the “Indentures”), among the Company, MTI, as guarantor, and the 2025 Notes Trustee, relating to Inphi’s 0.75% Convertible Senior Notes due 2025 (the “2025 Notes” and, together with the 2021 Notes, the “Notes”), the Schedule TO was filed by Inphi with the Securities and Exchange Commission with respect to the right of each holder of the Notes (the “Repurchase Right”) to require Inphi to repurchase for cash any and all of the Notes at a price of $1,000 per $1,000 in principal amount tendered, plus accrued and unpaid interest to, but excluding, the repurchase date, pursuant to the terms and conditions of the Offer to Purchase the 2021 Notes, dated May 4, 2021 (as it may be amended and supplemented from time to time, the “2021 Notes Offer to Purchase”), the Offer to Purchase the 2025 Notes, dated May 4, 2021 (as it may be amended and supplemented from time to time, the “2025 Notes Offer to Purchase” and, together with the 2021 Notes Offer to Purchase, the “Offers to Purchase”), copies of which were attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), the Indentures and the Notes (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

This Amendment is being filed to report the results of the Offer.

The information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

On June 2, 2021, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, at the end of the day on June 1, 2021. A copy of the press release is filed as Exhibit (a)(5)(A) and is incorporated by reference herein.

Item 12. Exhibit Index.

(a)(5)(A)	Press Release, dated June 2, 2021.

Pursuant to Rule 12b-15 under the Exchange Act, the information in the Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2021

INPHI CORPORATION

By:	/s/ Jean Hu
Jean Hu
President and Chief Financial Officer